
EXIT
WHERE THE AMBITIOUS
COME TO COLLECT

INVEST IN **THE 2.0 COLLECTIVE**

advancing everyday professionals to their 2.0 by minimizing career friction

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LEAD INVESTOR



Rich Smith

The 2.0 Collective strives to help people achieve greater economic mobility through career coaching at scale. As someone who dropped out of college and had to navigate a long and arduous career path alone, I subscribe to the notion that people can live more robust lives by empowering them to discover and achieve their career goals. Even now, as an investor, I am still someone who could benefit from their coaching services. Lynn and Garrett are exactly the right people to fix this. They possess the tenacity and grit required to build this type of business, the requisite skills to succeed in doing so, and an uncanny ability to mobilize and leverage the power of community to help them get it done. They also possess an enormous amount of empathy and desire to help those in need—people who feel stuck in life, or their careers, and are striving to improve their circumstances—because they've been there. If this describes you, or someone you know, then I sincerely hope you will join me in supporting their vision. With the ongoing layoffs happening across industries, inflation at record-setting levels, and economic instability we face in the years to come, I can't think of a better time for The 2.0 Collective to exist. There are many people left jobless, or stuck in jobs they are overqualified for, and the impact of providing guidance for those people can't be understated, as they comprise the majority of today's workforce. Ultimately, The 2.0

Collective is striving to create a world where businesses are able to better recognize and retain star talent, and where star talent can more easily find challenging, and fulfilling careers. This is a world in which I wish to exist, and I hope you do too. They have already managed to help dozens of people with the limited resources they have, and I am excited to see the full scale of impact they can have with so many of us behind them.

Invested $5,000 this round & $10,000 previously

the20.co Charlotte NC

Highlights

1. 1,000+ person waitlist, grown from a private 30-member pilot
2. 3 year retention (and still going!) from initial beta users
3. Techstars S23 company - among the top 1% of startups! (only 16% of these have companies failed)
6. Massive TAM - 158M+ professionals that feel unfulfilled in their work
7. LOIs from companies at the ready when we launch our B2B side

Our Team



Garrett Evans COO, Co-Founder

Scaled and sold first company before college graduation. Leadership in last company

Scaled and sold first company before college graduation. Leadership in last company from startup, through acquisition, to IPO.Triple major in finance, applied mathematics, and economics in business. 3 dogs, 1 cat.



Lynn Luong CEO, Founder

Advancing everyday professionals to their 2.0 by minimizing career friction

Through a career-long membership, the ambitious and high-achieving learn to navigate their day-to-day within a self-learning hub of resources like...

🤜🤛 daily career support

📖 a ML-powered resource database

👭 hyperlocalized community

The 2.0 Collective is defining what it means to hustle – whether you want to diversify or thrive in your 9-5.

"Doing it all" looks different. Burnout does not.

> *People spend over 1/3 of their lives at work, and for many of us it's actually much more. When you find your life's work, it's creative, all consuming and contagious. - Brianne Kimmel, Worklife VC*


A MARKET OF
[UNHAPPY] PROFESSIONALS
ZACH
Start-up Founder
Innovator,
Sustainability Champion
VENTURE FOR AMERICA FELLOW
STARTUPS
ENTREPRENUER
PASSIVE LOOKER
80%
are leaving because they're concerned about their career advancement
SHRM
BRIGITTE
Community Manager
Corporate Leader,
Gamechanger
PROPERTY MANAGEMENT
SELF-STARTER
CORPORATE LEADER
ACTIVE LOOKER
72%
say the pandemic caused them to rethink their skills
THE PULSE OF THE AMERICAN WORKER SURVEY
DOMINIC
Investment Associate & Operator
Growth and Impact Creator,
Globe-Trotter
INVESTMENT MANAGEMENT
STARTUPS
PODCAST HOST
UNTRADITIONAL PATH
57%
of companies can't meet their career advancement needs
BRANDON HALL GROUP
$250/HR
NOOMII
sometimes up to $2000/hr
or a 3-6mo. commitment of $5,000

You've heard it before... ✓ College ✓ First Job ✓ Married ✓ Dog ✓ House ✓ Baby ... now what?

Modern professionals are evolving what traditional "checkboxes" look like. On top of that, the pandemic caused everyone to reconsider their livelihoods and whether what they're doing is actually making them happy. *And* they're moving to where their dollars stretch farther and quality of life doesn't cost them an arm and a leg.

With everyone's pushing off the traditional checkboxes, they're trying to do it all for their careers. Checkboxes, today, look more like working for a startup, starting a business, becoming a unicorn, investing in ethereum, making 6 figures by 25... all while finding love, having the puppy, and so on.

So how does one try to do it all, especially at the height of information overload? We can't do it all by ourselves. We're currently mapping out our careers in our heads. LinkedIn is a black hole. Your friends and family might try, but what's game-changing for them might not be for you. There's so much going on, no wonder everyone is burnt out, leaving their jobs and feeling alone. We need a

new approach.

We're launching the future of work where anyone can be a triple threat *and thrive at it*.


SOLUTION
SUBSCRIPTION-BASED CAREER STRATEGY – POWERED BY ML + AI
High performers get the support they need to level up to their 2.0, the next career upgrade.
MATCH WITH THE FUTURE YOU
Each professional's work identity is captured through our tech. They get matched with a mid-to-senior leader who can empathize.
Things like values, personality, checkboxes all drive the matching algorithm.
Honest Corporate Conversations
ANY CAREER STATUS
TECH
CORPORATE
RECOGNITION
MONEY
FREE
& TOOLS TO GET YOU TO 2.0
Using those identifiers, we match them with resources, upskilling workshops, and connections to help them get there.
CAREER DASH
Through your personal Career Dash, connect with your Future You + all the resources to grow, connect, work towards your 2.0.
High-touch for when things get rough – low-touch for when you're thriving
2.0
(n.)
iteration, improvement; the small steps that get you closer to your career goals – professionally and personally

The 2.0 Collective is a collaborative workspace for everyday professionals to manage and advance their careers – the go-to when you are freaking out (the good and bad).

Our tech houses the *Career Dash*, *The Opportunity Pipeline*, and hyper-localized *Collectives*. This is Career Strategist's superpower – to become faster, smarter for members.


2.0 HOMEBASE
YOUR CAREER WORKSPACE
Our Alpha test informed our designs – we've mapped out the client interface and put this in front of a tailored market research group of Founding Members (some of whom are from our waitlist). We are simultaneously designing our coaching interface with a group of Founding Coaches.
CAREER ADVANCEMENT
Sarah Morgan
CAREER ADVANCEMENT SUMMARY
THE OPPORTUNITY PIPELINE
CURATED FOR YOU



Career Advancement Dash
a space to manage your entire career thus far & what you're working up to next
ASYNCHRONOUS COMMUNICATION
COLLABORATIVE RESOURCE SPACE
KANBAN-STYLE PROGRESS TRACKER
The Opportunity Pipeline
custom-tailored opportunities to grow and thrive
ML-POWERED RESOURCE DATABASE
OPPORTUNITY MATCHING w/AI
RESOURCES CHANGE ON DEMAND

- ***Career Dash***

Where you and your Career Advisor manage and advance your career(s). Kanban-style progress tracker, document collaboration, meeting recordings, etc.

- ***The Opportunity Pipeline***

An ML-powered resource database that sifts through the noise of personal development materials. Resources and opportunities come from affiliate partners, pre-vetted scrubbing, and crowdsourcing - just like Product Hunt.

- ***Collectives***

Hyper-localized, low-touch communities to identify people on a similar path so you can hustle together and keep each other accountable. Think masterminds, accountability "power hours," local talks, etc.

Behind the scenes

Brigitte's 2.0 Highlights



Brigitte
to me
Wed, Oct 20, 2021, 2:32 PM

LYNN!!!!!!!!!!!!!

ONE FUCKING TEN!!!!!!!!!!!!!!!!!!!!!!!!! LET'S FUCKING GOOOOOOOOOOOO!!!

110k Plus the pretty much given 7% year end bonus (but that can go up to 14% depending on how well you performed). So 118-125k. *Insert 3 somersaults and a flip here*

Holy shit. You know when someone says the salary and on the outside you're like ahh okay. Interesting...and on the inside you're doing fucking cartwheels!?!?!? IT MEEEEE.

I texted Luke after and I was like you know, even if something happens and this doesn't go through...the fact that I started this process determined for 3 main things....to get the hell out of Property Management, to do more of what I'm interested in, and to make as much if not more....AND ALL OF THAT HAS JUST BEEN PRESENTED TO ME......ME!?!? That in itself is something to hella proud of (and definitely very thankful for all of your help/support/guidance).

- ended up negotiating up to 118K
- absolutely hated her current role, hit her ceiling as a leader in her space
- moved into a senior consulting role with 0 prior experience within 30m of being laid off from current role due to merger
- got her severance, full benefits, vested stock in lump sum, and negotiated 8K over offer

*Tools used: **Ikigai**, Maslow's Hierarchy of Needs, Miro, proprietary calculator for making decisions (i.e. where to move, which offer to take), nailing Discovery calls and not applying to a single Linkedin/Indeed posting, 2.0 Identifier Method, +many many more.*